Exhibit No. 2.1
                                    to Form 10-Q
                         For the Period Ended June 30, 1995
                         __________________________________

                                     AMETECH, INC.
                         __________________________________




                                ASSET PURCHASE AGREEMENT

                                      by and among

                         ENVIRONMENTAL TRANSPORTATION SERVICES, INC.

                                            and

                             ARTHUR E. SMITH & SON TRUCKING, INC.,

                                        MONTE SMITH,

                                            and

                                       MARY C. SMITH




                                       July 20, 1995

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
                                   	TABLE OF CONTENTS
                                                                   	Page

	ARTICLE 1:	DEFINITIONS	                                              1

	1.1	"AET"	                                                           1
	1.2	"Affiliates"                                                  	  1
	1.3	"Assets"                                                      	  1
	1.4	"Bill of Sale"                                                	  2
	1.5	"Chem Waste"                                                  	  2
	1.6	"Contract"                                                    	  2
	1.7	"Clean Harbors"                                               	  2
	1.8	"Ensco"                                                       	  2
	1.9	"Environmental Laws"                                          	  2
	1.10	"Existing Customers"                                         	  2
	1.11	"ERISA"                                                      	  2
	1.12	"Governmental Authority"                                     	  2
	1.13	"Lienholder"                                                 	  2
	1.14	"Liens"                                                      	  3
	1.15	"Lease"                                                      	  3
	1.16	"Person"                                                     	  3
	1.17	"Release Commitment"                                         	  3
	1.18	"Returns"                                                    	  3
	1.19	"Rocky Mountain Region"                                      	  3
	1.20	"Rollins"                                                    	  3
	1.21	"Taxes"                                                      	  3

	ARTICLE 2:	PURCHASE AND SALE	                                        3

	2.1	Purchase of Assets	                                              3
	2.2	Purchase Price and Payment of Purchase Price                  	  4
	2.3	Commission	                                                      4
	2.4	Exclusive Right to Use of Bins	                                  5
	2.5	No Assumption of Liabilities	                                    6
	2.6	Employees                                                     	  6
	2.7	Bulk Sales Law Compliance	                                       6

	ARTICLE 3:	CLOSING                                                	  7

	3.1	Closing Date	                                                    7

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
	ARTICLE 4:	REPRESENTATIONS AND WARRANTIES OF SELLER
		   AND SHAREHOLDERS	                                                7

	4.1	Organization and Standing	                                       7
	4.2	Capital Stock	                                                   7
	4.3	Power, Authority and Validity	                                   7
	4.4	Compliance With Obligations	                                     8
	4.5	Schedules to this Agreement	                                     8
	4.6	Absence of Liabilities                                        	  8
	4.7	Title to the Property	                                           8
	4.8	Contracts	                                                       8
	4.9	Environmental Matters	                                           8
	4.10	Competition                                                     9
	4.11	Obligations to Employees	                                       9
	4.12	Litigation	                                                    10
	4.13	No Violation or Breach                                       	 10
	4.14	Real Property; Leases	                                         10
	4.15	Insurance	                                                     11
	4.16	Continuation of Business Relationships	                        11
	4.17	Condition of Assets	                                           11
	4.18	Tax Returns	                                                   11
	4.19	Ensco Contract	                                                11

	ARTICLE 5:	REPRESENTATIONS AND WARRANTIES OF BUYER                	 12

	5.1	Organization and Standing                                       12
	5.2	Power, Authority and Validity	                                  12
	5.3	No Breach of Statute or Contract, Governmental Authorization	   12

	ARTICLE 6:	DELIVERIES OF SELLER AND SHAREHOLDER	                    12

	6.1	Title to Assets	                                                12
	6.2	Opinion of Counsel	                                             13
	6.3	Certificates of Good Standing	                                  13
	6.4	Secretary's Certificate	                                        13
	6.5	Consents	                                                       13
	6.6	Possession of Assets	                                           13
	6.7	Officer and Shareholders' Certificate	                          13
	6.8	Release Commitments	                                            13
	6.9	Other Deliveries	                                               13

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
	ARTICLE 7:	DELIVERIES OF BUYER	                                     14

	7.1	Purchase Price	                                                 14
	7.2	Opinion of Counsel	                                             14
	7.3	Certificates of Good Standing	                                  14
	7.4	Secretary's Certificate	                                        14
	7.5	Officer's Certificate	                                          14

	ARTICLE 8:	CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER           	 14

	8.1	Representations and Warranties of Seller	                       14
	8.2	Covenants of Seller and Shareholders	                           15
	8.3	No Litigation	                                                  15
	8.4	Loss, Damage or Destruction	                                    15
	8.5	Consents and Approvals	                                         15
	8.6	Execution of Documents	                                         15
	8.7	Release of Liens and Encumbrances	                              15
	8.8	Transfer of Contract	                                           15
	8.9	Permits                                                       	 15
	8.10	Deliveries	                                                    16
	8.11	Opinion of Counsel	                                            16
	8.12	Financing	                                                     16
	8.13	Allocation of Purchase Price	                                  16
	8.14	Payment of ETS Receivables	                                    16

	ARTICLE 9:	CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER          	 16

	9.1	Representations and Warranties                                	 16
	9.2	Opinion of Counsel	                                             16
	9.3	Secretary's Certificate	                                        17
	9.4	Covenants of Buyer	                                             17
	9.5	Execution of Documents	                                         17

	ARTICLE 10:		INDEMNIFICATION	                                       17

	10.1	Indemnification by Seller	                                     17
	10.2	Indemnification by Buyer                                       18
	10.3	Notices and Defense of Claims	                                 18

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
	ARTICLE 11:	COVENANT NOT TO COMPETE AND DISCLOSE	                   18

	11.1	Covenant Not to Compete and Disclose	                          18
	11.2	Confidential Information and Agreement Not to
	        Solicit Employees and Customers	                            19
	11.3	Injunctive Relief	                                             19

	ARTICLE 12:		MISCELLANEOUS	                                         20

	12.1	Receipts and Liabilities	                                      20
	12.2	Notices	                                                       20
	12.3	Brokers	                                                       21
	12.4	Amendment	                                                     21
	12.5	Governing Law	                                                 21
	12.6	Headings	                                                      21
	12.7	Entire Agreement	                                              21
	12.8	Waiver	                                                        21
	12.9	Binding Effect	                                                21
	12.10	Expenses	                                                     21
	12.11	Severability and Reformation	                                 21


Schedule 1	 Assets
Schedule 2	 Contracts
Schedule 3	 Existing Customers
Schedule 4	 Seller's Bins
Schedule 5	 Lease

Exhibit "A"	Bill of Sale and Assignment
Exhibit "B"	Opinion of Seller's Counsel
Exhibit "C"	Opinion of Buyer's Counsel

                          ASSET PURCHASE AGREEMENT


		THIS ASSET PURCHASE AGREEMENT ("Agreement") is entered into this 20th day of July, 1995, by and between ENVIRONMENTAL TRANSPORTATION SERVICES INC., an
Oklahoma corporation ("Buyer"); ARTHUR E. SMITH & SON TRUCKING, INC., a
Nebraska corporation ("Seller"); MONTE and MARY  C. SMITH, husband and wife
(collectively, the "Shareholders").


                            	W I T N E S S E T H:


		WHEREAS, the Seller is in the business of transporting hazardous and non-
hazardous waste;

		WHEREAS, the Shareholders are the holders and owners of all of the issued and outstanding capital stock of Seller;

		WHEREAS, all parties hereto desire Buyer to purchase from Seller, and
Seller to sell to Buyer, all of the "Assets" (as defined below), upon and subject to the terms and conditions set forth herein;

		NOW, THEREFORE, in consideration of the mutual promises and the respective covenants and agreements contained herein, the parties hereto agree as follows:


                                  	ARTICLE 1

                                 	DEFINITIONS

			In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings, unless the context otherwise indicates, both for purposes of this Agreement and all Exhibits and Schedules:

1.1	"AET" refers to AET, Inc.

1.2	"Affiliates" has the same meaning as under Rule 405 of the Securities Act of 1933, as amended.

1.3	"Assets" means: (i) all assets listed in Schedule 1 attached hereto;
    (ii) the Contract; (iii) all customer lists, vendor lists and standard forms owned or used by the Seller; (iv) all permits, licenses and approvals held or filed by or issued to the Seller under the Environmental Laws or under any other laws; (v) the Lease, and (vi) the goodwill associated with the Assets. Without limiting the foregoing, the "Assets" shall not include the 36 bins currently owned by Seller and leased to Clean

    Harbors, Inc. The parties agree and acknowledge that inventory is not a part of the Assets and no inventory is being acquired for resale by Buyer from the Seller.

1.4	"Bill of Sale" shall mean the Bill of Sale in substantially the form attached as Exhibit "A".

1.5	"Chem Waste" refers to Chemical Waste Management.

1.6	"Contract" means the Seller's contract with Ensco, which is listed in
    Schedule 2.

1.7	"Clean Harbors" refers to Clean Harbors, Inc.

1.8	"Ensco" refers to Ensco, Inc., an Arkansas corporation.

1.9	"Environmental Laws" means any and all federal, state and local environmental, health and safety laws, codes and ordinances and all rules and regulations promulgated thereunder, including, without limitation, laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes (as those terms are more particularly defined by applicable federal, state and local environmental health and/or safety statutes and regulations, as is and as hereafter amended) into the environment (including, without limitation, air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, solid, toxic or hazardous substances or wastes.
    Environmental Laws include, without limitation, (i) the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"),
    42 U.S.C. Section 9601, et seq.; and (ii) the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. Section 6901, et seq.

1.10	"Existing Customers" shall have the meaning set forth in Section 2.3 of this Agreement.

1.11	"ERISA" means the Employee Retirement Income Security Act of 1974, as
      amended, and the rules and regulations promulgated thereunder.

1.12	"Governmental Authority" means any agency, instrumentality, department, commission, court, tribunal or board of any government, whether foreign or domestic and whether national, federal, state, provincial or local.

1.13	"Lienholder" means any individual or entity holding, or having an enforceable interest in, a Lien.

1.14	"Liens" mean all security interests, liens, mortgages, claims, charges, pledges, restrictions, equitable interests, easements, property rights or encumbrances of any nature.

1.15	"Lease" means the Commercial Property Lease, dated June 15, 1994, between Seller and Summit Transportation Systems, Inc., relating to certain property located at 6600 - 6650 Smith Road, Denver, Colorado, which is listed in Schedule 5.

1.16	"Person" means any natural person, corporation, business trust, joint venture, association, company, firm, partnership, or other entity or government or Governmental Authority.

1.17	"Release Commitment" means the irrevocable written commitment of any
     Lienholder to release and terminate its Lien interest and to file or cause to be filed or delivered to Buyer all instruments necessary to evidence the termination of its Lien interest within two (2) calendar days after payment to Lienholder of the amounts owing by Seller in connection with such Lien, which amount is set forth in the Release Commitment, and which such Release Commitment is in form and content satisfactory in all respects to the Buyer.

1.18	"Returns" mean all returns, declarations, reports, estimates, information returns and statements required to be filed with or supplied to any taxing authority in connection with any Taxes.

1.19	"Rocky Mountain Region" means the states of Colorado, Montana, Nebraska,
      New Mexico, North Dakota, South Dakota, Utah, and Wyoming.

1.20	"Rollins" refers to Rollins Environmental Services.

1.21	"Taxes" mean all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, sales, transfer, license, payroll and franchise taxes, imposed by any Governmental Authority and shall include any interest, penalties or additions to tax attributable to any of the foregoing.


                                  	ARTICLE 2

                               	PURCHASE AND SALE

2.1 Purchase of Assets. Subject to the terms and conditions of this Agreement, and in consideration of the obligations set forth herein, at the Closing (as hereafter defined), Buyer agrees to purchase the

     Assets and Seller agrees to sell, convey, assign, transfer and deliver the Assets to Buyer free and clear of all liens, debts, claims, encumbrances, mortgages, pledges and security interests, except for any Lien for which the Lienholder has issued to the Buyer a Release Commitment that has been delivered to the Buyer on or prior to the Closing.

2.2	 Purchase Price and Payment of Purchase Price.  Subject to the terms and conditions of this Agreement and in consideration of the Seller's sale, conveyance, assignment, transfer and delivery of good and marketable title to the Assets to Buyer, free and clear of any and all liens, debts, claims, encumbrances, mortgages, pledges, and security interest (except for any Lien for which the Lienholder has issued to the Buyer a Release Commitment that has been delivered to the Buyer on or prior to the Closing) a Release Commitment that has been delivered to the Buyer on or prior to the Closing) at the Closing, Buyer shall pay to Seller the amount equal to Five Hundred Nineteen Thousand Dollars ($519,000.00), less the sum of all amounts to be paid pursuant to the terms of any and all Release Commitments (the "Purchase Price"), representing a
     Purchase Price of Twenty-One Thousand Eight Hundred Fifty-One and
     54/100 Dollars ($21,8541.54), which Purchase Price is payable in cash or corporate check.

2.3	 Commission.  Buyer agrees to pay to Seller a Commission in an amount equal to four percent (4%) of the Net Revenues (as defined below) collected and received by Buyer from the Existing Customers (as defined below) for services rendered during the period of the first three (3) years from the date of this Agreement by Buyer for the Existing Customers (the "Commission"), except as otherwise provided herein and subject to the following:

	    (i)	For purposes of this Section 2.3, "Existing Customers" means the corporations and other entities listed on Schedule 3 attached hereto, and their successors and assigns, except any such successors or assigns for which Buyer is rendering services prior to the date of such succession or assignment;

    (ii) With respect to the following Existing Customers, the Commission is payable only with respect to delivery and/or pick-up transportation services from or to the Rocky Mountain Region: (a) Ensco, (b) Chem-Waste, (c) Rollins, and (d) AET;

  	(iii)	The Commission, if due, shall be paid within thirty (30) days following the end of each calendar quarter during the three (3) year period from the date of this Agreement, with the first payment, if any Commissions are due, to be made on or before October 30, 1995;

   	(iv)	Upon prior written notice to Buyer, Seller shall have the right exercisable within one (1) year of each quarterly payment of Commission to audit, at Seller's sole cost and expense and during Buyer's reasonable business hours, the books and records of Buyer pertaining only to services rendered by Buyer to the Existing Customers for which the Commission is based. The failure to exercise the right to audit such books and records within one (1) year following a quarterly payment shall constitute a binding and conclusive acceptance of the Commission paid for the period relating to such quarterly payment.

	    (v)	Upon the written agreement of Buyer and Seller, Schedule 3 may be amended from time to time to add or remove an entity from the list of Existing Customers; and,

	   (vi) For the purposes of this Agreement, the term "Net Revenues" shall mean the actual invoice price collected by the Buyer from the Existing Customers (except as otherwise provided above) less discounts allowed and any sales tax, excise tax, duty, municipal, county, state or federal fees or other amounts paid by Buyer on, or as a result of, such invoice or as a result of amounts collected on such invoice; provided, however, Net Revenues shall not include amounts collected or received as a result of the Buyer leasing its bins to the Existing Customers.

2.4 Exclusive Right to Use of Bins. Subject to the terms and conditions set forth in this Section 2.4, Seller hereby grants Buyer the exclusive right to transport the thirty-six (36) bins (as defined below) owned by Seller and listed in Schedule 4 (the "Seller's Bins"), at the transportation rates set forth in Schedule 4. In consideration of the foregoing grant, Buyer hereby agrees that Buyer shall not lease bins owned by Buyer to customer facilities located within a 150-mile radius of Denver, Colorado (the "Territory") until all of the Seller's bins have been leased. Notwithstanding the foregoing, Buyer and Seller agree that: (i) Buyer may lease its bins to customers for which the Seller's Bins are considered not suitable or not fit to accommodate the requirements of any such customers, and (ii) if Seller has bins available for lease and Buyer wishes to lease Seller's Bins to Buyer's customer within the Territory, then the Seller shall charge Buyer a rental rate of One Hundred Seventy-Five Dollars ($175.00) per month per bin. The terms and conditions of this Section 2.4 shall terminate upon the earlier of two (2) years from the Closing Date, or the date on which the Seller's Bins are sold by Seller to a party that is not an Affiliate of the Seller or the Shareholders in a bona fide transaction at a reasonable commercial price; provided, however, in the event either party to this Agreement is in default of a material term or condition of this Agreement, and such default is not cured within 30 days from receipt of written notice from the non-defaulting party to this Agreement of such default, the non-defaulting party shall have the right, exercisable by written notice to the defaulting party, to terminate the obligations of the parties under this Section 2.4.

2.5 No Assumption of Liabilities. The parties hereto acknowledge and agree that Buyer does not assume and shall not be liable for any liability, obligation or indebtedness of Seller or the Shareholders. Seller and the Shareholders shall, jointly and severally, pay, discharge and satisfy, at their own cost and expense, any and all debts, obligations and liabilities of the Seller (whether known or unknown, absolute or contingent). Seller and the Shareholders shall, jointly and severally, defend, indemnify and hold harmless the Buyer and all of Buyer's officers, directors, employees, agents or affiliates from, against and in respect of any claims, actions, suits, judgments, liabilities, damages, costs, expenses (including, but not limited to, reasonable attorneys' fees) now or hereafter made against or incurred or suffered by the Buyer or any of its officers, directors, employees, agents or Affiliates as a result of, or due to, or in connection with any or all debts, liabilities or obligations of the Seller or any of the Shareholders. Nothing contained in this Section 2.5 shall relieve or release Seller or the Shareholders from any obligation under any covenants, warranties or agreements contained in this Agreement.

2.6 Employees. Buyer does not guarantee employment for any employees of Seller for any period after the Closing Date, except as otherwise provided in this Agreement.

2.7	 Bulk Sales Law Compliance.  Seller agrees to pay and discharge all claims of creditors which may be asserted against Buyer by reason of Seller's noncompliance with the provisions of the bulk sales law of any state which may require bulk sales law compliance on account of the provisioins herein and the transactions contemplated hereby and to indemnify and hold Buyer harmless from and against claims suffered or incurred by Buyer by reason of, or arising out of (a) the failure of Seller to pay or discharge the same when done or (b) such non-compliance with any applicable bulk sales law. The parties agree and acknowledge that no inventory is being acquired for resale.

2.8 Purchase of Existing Customer. In the event a customer of Buyer (the "Acquiring Party"), other than an Existing Customer, acquires control of an Existing Customer for whom the Commission is being paid pursuant to Section 2.3 of this Agreement as of the date of such acquisition of control (the "Acquired Party"), the Buyer and Seller hereby agree to meet within a reasonable time following such acquisition of control to make a good faith effort to negotiate a mutually satisfactory arrangement with respect to the manner or amount of future royalty or other payment, if any, which should be paid to Seller for revenues received by Buyer from the Acquiring Party on sales attributable to the business conducted by the Acquired Party prior to the acquisition
     of control.   For purposes of this Section 2.8, the phrase "acquires
     control" means the acquisition by the Acquiring Party of (i) more than 50% of the outstanding voting stock or voting interests of an Existing Customer or (ii) all or substantially all of the assets of an Existing Customer.

                                    ARTICLE 3

                                    	CLOSING

3.1 Closing Date. The transfer of the Assets and the closing of the transactions contemplated herein (the "Closing") shall occur at the offices of Conner & Winters, City Bank Tower, Suite 950, 204 North Robinson, Oklahoma City, Oklahoma, at 10:00 a.m. on or before Thursday, July 20, 1995, or at such other place and/or later date as agreed upon by the parties in writing (the "Closing Date").


                                  	ARTICLE 4

             	REPRESENTATIONS AND WARRANTIES OF SELLER AND SHAREHOLDERS

     Seller and the Shareholders, jointly and severally, represent and warrant to Buyer, as of the Closing Date, the following:

4.1 Organization and Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Nebraska. Seller is qualified to do business the State of Colorado, and in each and every other jurisdiction in which Seller is required to so qualify.

4.2 Capital Stock. All of the issued and outstanding shares of the Seller's capital stock are owned of record and beneficially by the Shareholders. There are no outstanding or authorized subscriptions, options, warrants, calls, rights, commitments or any other agreements of any character with respect to the Seller's capital stock.

4.3 Power, Authority and Validity. This Agreement has been duly authorized, executed and delivered by the Board of Directors of the Seller and the Shareholders and all instruments required hereunder to be delivered by Seller at the Closing shall be duly authorized by all necessary corporate action on the part of the Seller and duly and validly executed and delivered by Seller and the Shareholders. All requisite corporate actions necessary to close and consummate the transactions contemplated by this Agreement have been taken. This Agreement constitutes the valid and binding agreement of Seller and the Shareholders enforceable against them in accordance with its terms, and all instruments required under this Agreement to be executed and delivered by Seller or the Shareholders at Closing shall constitute valid and binding agreements of Seller or the Shareholders, enforceable against Seller or the Shareholders in accordance with their terms.

4.4 Compliance With Obligations. The Seller, or the Shareholders, is not or is not alleged to be in default under, or in breach of any term or provision of, any contract, agreement, lease, license, permit, commitment, instrument or obligation affecting or relating to the Assets or which might result in Seller not being able to convey or transfer to Buyer good and marketable title to the Assets, free and clear of any claims, liens, encumbrances or title defects, or cause an adverse effect on Seller's business and/or the value of the Assets to Buyer. To the best of Seller's knowledge, no other party to any contract, agreement, lease, license, commitment, instrument or obligation to which Seller or any of the Shareholders is a party is in default thereunder or in breach of any term or provision thereof which might result in Seller not being able to convey or transfer to Buyer good and marketable title to the Assets, or cause a material adverse effect on Seller's business and/or the value of the Assets to Buyer. To the best of Seller's and the Shareholders' knowledge after due and diligent inquiry, there exists no condition or event which, after notice or lapse of time or both, would constitute a default by Seller or any other party to any such contract, agreement, lease, license, commitment, instrument or obligation.

4.5 Schedules to this Agreement. All of the Schedules to this Agreement are true and correct as of their respective dates in all material respects.

4.6 Absence of Liabilities. There are no liabilities or obligations of Seller of any nature, whether accrued, absolute, contingent or otherwise, which adversely affect the Assets being transferred or Seller's ability to deliver marketable title to such Assets, free and clear of any and all liens, encumbrances, claims, debts, mortgages, pledges, or security interest, charges or conditional sales contracts, except for any Lien to be released pursuant to the terms of a Release Commitment delivered to Buyer on or prior to the Closing.

4.7 Title to the Property. Seller has good and marketable title to all of the Assets, free and clear of all mortgages, pledges, conditional sales contracts, liens, encumbrances, security interests or charges, except for any Lien to be released pursuant to the terms of a Release Commitment delivered to Buyer on or prior to the Closing.

4.8 Contracts. Seller has no contract or commitment affecting the Assets extending beyond the Closing Date, except as otherwise set forth in
     Schedule 2 attached hereto.

4.9 	Environmental Matters.  Seller has complied in all material respects with all Environmental Laws with respect to the operation of Seller's business and/or Seller's operation, use or ownership of the Assets. Seller has also complied in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables contained in those laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder with respect to the operation of Seller's business, and Buyer's ownership of the Assets. Neither the Seller nor any of the Shareholders are aware of, and have not received notice of, any past, present, or future events, conditions, circumstances, activities, practices, incidents, actions or plans concerning the Seller's business and/or Seller's operation or use or ownership of the Assets that may interfere with or prevent compliance or continued compliance with those laws or any regulation, code, plan, order, decree, judgment, injunction, notice, or demand letter issued, entered, promulgated, or approved thereunder, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment of any pollutant, contaminant, chemical, or industrial, toxic, or hazardous substance or waste. There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice, or demand letter, notice of violation, investigation, or proceeding pending or, to the best of Seller's knowledge threatened, against Seller or any use or operation of the Assets or Seller's business, nor to the best of Seller's and the Shareholders' knowledge is there any basis for same with respect to the operation of Seller's business, and/or Seller's use, operation or ownership of the Assets relating in any way to those laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

4.10 Competition. Neither the Shareholders nor the Seller nor any of its officers or employees have entered into any agreement now in effect relating to Seller's business or the Assets containing any prohibition or restriction of competition or solicitation of customers with any person, corporation, partnership, firm, association or business organization, entity or enterprise that could adversely affect the value of the Assets to Buyer.

4.11	Obligations to Employees.  There are no written or oral contracts of employment between Seller and any of its employees. There are no pension, bonus, profit sharing or retirement plans to be assumed by Seller covering any of Seller's employees. All obligations of Seller, whether arising by operation of law, by contract or by custom, for payments to trusts or other funds or to any government agency or to any individual director, officer or employee (or his heirs, legatees or legal representatives) with respect to unemployment compensation benefits, employment severance payments, profit sharing, pension or retirement benefits or Social Security benefits have been paid, or adequate accruals for such payments have been made, by Seller on, or prior to the date hereof. All legally enforceable obligations of Seller, whether arising by operation of law, by contract or custom, for bonuses, salary, employment severance payments, or other forms of compensation which are, or may become, payable to its directors, officers, agents and employees have been paid, or adequate accruals for such payments have been made, by Seller on, or prior to the date hereof. All legally enforceable obligations of Seller, whether arising from or in connection with any employee benefit plan maintained or established for employees of Seller. The terms of Seller's employee benefit plan or plans, if any, comply with the ERISA and the Internal Revenue Code of 1986, as amended, and all reporting and disclosure requirements of ERISA with respect to any such employee benefit plan have been met; and in the event of termination of any pension plan, attributable to employees of Seller, Buyer will have will have no liability with respect to providing benefits provided for under such pension plan.

4.12	Litigation.  There is no litigation or proceeding pending, or to the knowledge of Seller and the Shareholder threatened, against the Seller or relating to the Assets in any judicial, quasi-judicial or administrative forum. Seller and the Shareholder do not know nor do they have reasonable grounds to know of any basis for any such actions, and there are no outstanding judgments, orders or restrictions affecting the Seller or the Assets.

4.13	No Violation or Breach.  The execution, delivery and performance of this Agreement by Seller or the Shareholders will not result in any breach or violation of any laws, statutes, local ordinances, state or federal regulations, court or administrative orders, or rulings, nor will the execution, delivery and performance of this Agreement result in any breach or violation of Seller's Certificate of Incorporation or Bylaws or any agreement, contract, mortgage, security agreement, indenture, pledge agreement, note, bond, lease, license, or other instrument to which Seller is a party, by which Seller is, or the Shareholders may be, bound or any Assets may be subject or effected, which breach or violation could result in Seller not being able to convey or transfer to Buyer good and marketable title to the Assets or have a material adverse effect on Seller's business and/or the Assets.

4.14	Real Property; Leases.  Schedule 5 attached hereto sets forth a true and complete list of the lease of premises executed by or binding upon Seller as lessee, sublessee, tenant or assignee which is an Asset, setting forth a brief description of the premises covered thereby, the amount of rental payable thereunder, and the term (including any extensions available) thereunder. Buyer hereby assumes all rental payments with respect to the Lease listed on Schedule 5 due after the Closing Date; provided, how incurred prior to the Closing Date, including, but not limited to, any obligations arising under any
     Environmental Laws.   All consents of any landlord or any other party
     that are required under the Lease in order to assign the Lease to Buyer and to keep the Lease in full force and effect without being terminable after the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been delivered to Buyer. A true and complete copy of the Lease required to be listed on Schedule 5, including all amendments, addenda, waivers, and all other documents affecting the tenants' rights thereunder, has been delivered to Buyer.

4.15	Insurance.  Seller has maintained in full force and effect present policies of liability insurance necessary to afford insurance coverage against claims made by any third party against Seller for personal injury or property damage which would adversely affect the value of the Assets to Buyer.

4.16	Continuation of Business Relationships.  For a period of three (3)
     years from the date of this Agreement, Seller agrees to use its best efforts to assist Buyer in maintaining the working relationship which Seller has developed with the Existing Customers, its vendors, and suppliers and distributors.

4.17	Condition of Assets.  Except as set forth on Schedule 1, all of the items of property and equipment comprising the Assets is, in all material respects, in good operating condition, ordinary wear and tear excepted, and Seller has maintained such items in good operating condition. Casualty losses to such property and equipment are covered by existing insurance.

4.18	Tax Returns.  Seller has (i) timely filed, or caused to be timely filed, all Returns required to be filed by Seller as of the date hereof, and all such Returns are complete and accurate and comply in all respects with all applicable legal requirements; and (ii) paid when due and payable all Taxes. The Assets are not subject to any federal or state tax lien.

4.19	Ensco Contract.  A true and complete copy of that certain contract between Smith Systems Transportation, Inc., a Nebraska corporation ("SST") and wholly owned subsidiary of the Seller and Ensco, dated February 10, 1994 (the "Ensco Contract") listed on Schedule 2, including all amendments, addenda, waivers and all other binding documents affecting the Seller's and SST's rights thereunder, have been delivered to Buyer. The Ensco Contract is in full force and effect, and binding on the respective parties thereto, and no default exists under the terms and conditions thereof. All consents of any party that are required under the Ensco Contract in order to assign the Ensco Contract to Buyer and to keep the Ensco Contract in full force and effect without being terminable after the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been delivered to Buyer.

                                   	ARTICLE 5

                      	REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants as follows:

5.1 Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma.

5.2	 Power, Authority and Validity.  Buyer has full right, power and corporate authority to enter into this Agreement and to perform the transactions contemplated hereby, and this Agreement is valid and binding upon and enforceable against Buyer in accordance with its terms. The execution, delivery and the performance of this Agreement by Buyer have been duly and validly authorized and approved by all requisite action on the part of Buyer.

5.3	 No Breach of  Statute or Contract, Governmental  Authorization.  Neither
     the execution and delivery of this Agreement by the Buyer, nor compliance with the terms and provisions of this Agreement by Buyer violates any law, statute, rule or regulation of any governmental authority, domestic or foreign, or conflicts with, or results in, a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree or ruling of any court or governmental agency or authority to which the Buyer is subject.


                                  	ARTICLE 6

                     	DELIVERIES OF SELLER AND SHAREHOLDER

     Seller and Shareholders, as appropriate, hereby agree to deliver to Buyer on or prior to the Closing Date the following:

6.1 Title to Assets. All conveyances, assignments, bills of sale, certificates of title, approvals, consents and any and all further instruments, including, but not limited to, the Bill of Sale and Assignment in substantially the form as Exhibit "A" attached hereto and certificates of title as to each and every vehicle, tractor or trailer that is part of the Assets, as may be necessary or proper, in the sole discretion of Buyer, to complete the conveyance, transfer and assignment of the Assets provided for herein and to convey to Buyer such title to the Assets as Seller is obligated hereunder to convey, all in form and substance reasonably satisfactory to Buyer, duly and validly executed by the Seller and/or Shareholders, as appropriate, in a manner satisfactory to the Buyer.

6.2 	Opinion of Counsel.  The opinion of counsel for the Seller and the
     Shareholder is to be delivered pursuant to Section 8.12.

6.3	 Certificates of Good Standing.  Good standing and tax certificates (or analogous documents), dated as closely a practicable to the Closing Date, from the appropriate authorities in the Seller's jurisdiction of incorporation and each jurisdiction in which Seller is required to be qualified to do business.

6.4	 Secretary's Certificate.  A Certificate of the Secretary or Assistant
     Secretary of Seller setting forth the copy of the resolutions adopted by the Board of Directors and Stockholders of Seller authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated herein, and authorizing all necessary and proper corporate action to enable Seller to comply with the terms and conditions of this Agreement, in form and substance reasonably satisfactory to counsel for Buyer.

6.5 	Consents.  All consents required in connection with the execution and delivery of this Agreement and the transactions contemplated thereby, including, but not limited to, any consent of landlord required in connection with the Lease.

6.6 	Possession of Assets.  Possession of the Assets, including, but not limited to, all books, records, and other documents relating to the Assets.

6.7 	Officer and Shareholders' Certificate.   A certificate, dated the
     Closing Date, that all of the Seller's and Shareholders' representations and warranties contained herein are true and correct as of the Closing Date and that the Seller and the Shareholders have complied with and performed all of their obligations, agreements and comments contained herein, in form and substance reasonably satisfactory to counsel for Buyer.

6.8 	Release Commitments.   Any and all Release Commitments required to be
     delivered pursuant to Section 8.7 hereof.

6.9 	Other Deliveries.  Such other duly authorized and executed documents or instruments as Buyer or its counsel may reasonably request.

                                  	ARTICLE 7

                             	DELIVERIES OF BUYER

     Buyer agrees to deliver to Seller on the Closing Date the following:

7.1	 Purchase Price.  The Purchase Price to be delivered pursuant to Section
     2.2 hereof.

7.2 	Opinion of Counsel.  The opinion of counsel for Buyer is to be delivered pursuant to Section 9.2 hereof.

7.3 	Certificates of Good Standing.  Certificates of Good Standing and tax
     certificates (or analogous documents), dated as closely as practicable to the Closing Date, from the appropriate authorities in Buyer's jurisdiction of incorporation, showing Buyer to be in good standing and to have paid all franchise taxes due in such jurisdiction.

7.4 	Secretary's Certificate.  A Certificate of the Secretary or an Assistant
     Secretary of Buyer setting forth a copy of the resolutions adopted by the Board of Directors of Buyer authorizing and approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby in form and substance reasonably satisfactory to counsel for Seller.

7.5 	Officer's Certificate.  A certificate, dated the Closing Date, that all of the Buyer's representations and warranties contained herein are true and correct as of the Closing Date and that the Buyer has complied with and performed all of its obligations, agreements and comments contained herein, in form and substance reasonably satisfactory to counsel for Seller.


                                	ARTICLE 8

                	CONDITIONS PRECEDENT TO OBLIGATIONS OF  BUYER

     The obligations of Buyer hereunder at the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, unless Buyer shall have expressly waived such conditions in writing to Seller:

8.1 	Representations and Warranties of Seller.  The representations, warranties, covenants, agreements and other statements of Seller and the Shareholders set forth in Article 4 are true and correct at and as of the Closing Date.

8.2 	Covenants of Seller and Shareholders.  Seller and the Shareholders shall have performed all of its obligations and agreements hereunder to be performed at or prior to the Closing.

8.3	 No Litigation.  No suit, action, legal or administrative proceeding, investigation, inquiry or request for information by any administrative agency, governmental body or private party shall have been instituted or threatened which question the validity or legality of this Agreement or the transactions contemplated by this Agreement, or could affect or question the title of Seller to the Assets, or could result in a material adverse effect to Seller's business or the value of the Assets to Buyer.

8.4 	Loss, Damage or Destruction.  There shall not have been any loss, damage or destruction, in a material amount, to or of any of the Assets, whether or not covered by insurance, nor shall the Assets have been adversely affected in any way as a result of any fire, accident or other casualty, or civil strife, riot or act of God or the public enemy and there shall have been no development in the business of Seller since the date of the Balance Sheet which would have a material adverse effect on the value of such business.

8.5 	Consents and Approvals.  All consents from third parties required to consummate the transactions provided for in this Agreement shall have been obtained, or substantially equivalent benefits provided; and Seller shall have obtained all authorizations and approvals of landlords, regulatory bodies or officials, if any, or any other party necessary to permit the consummation of the sale of the Assets and transfer of good and marketable title to same.

8.6 	Execution of Documents.  The valid and binding execution and delivery by Seller and the Shareholders at Closing of all documents and instruments identified herein and attached hereto, including, but not limited to, the documents and instruments referred to in Article 6 hereof.

8.7 	Release of Liens and Encumbrances.  On or before the Closing Date,
     Seller shall have obtained and delivered to Buyer valid and binding releases or Release Commitments (in a form satisfactory to Buyer) with respect to all Liens affecting the Assets.

8.8 	Transfer of Contract.  The Contract shall be in full force and effect and all consents, approvals, and authorizations necessary to assign the Contract shall have been obtained, and the Contract shall be validly assigned to Buyer.

8.9 	Permits.  All permits or other authorizations required to operate the
     Assets by Buyer and transport waste (hazardous and non-hazardous) in the states that Seller presently operates such or transports waste into under or pursuant to the Environmental Laws, the Federal Department of Transportation, or any state regulatory body shall have been validly transferred and assigned to Buyer or Buyer shall have otherwise obtained such permits and authorizations.

8.10	Deliveries.  Buyer shall have received the deliveries to be made by
     Seller pursuant to Article 6.

8.11	Opinion of Counsel.  Buyer shall have received an opinion of counsel for Seller, dated the Closing Date, substantially in the form of Exhibit "F" hereto.

8.12	Financing.  Buyer shall have obtained financing for the payment of the Purchase Price and shall use its reasonable efforts to obtain such financing on such terms and subject to such conditions which are satisfactory to Buyer.

8.13	Allocation of Purchase Price.  Buyer and Seller shall have coordinated the preparation and filing of their respective asset acquisition statements on Form 8594, Asset Acquisition Statement under Section 1060 ("Form 8594"), and, if required by Section 1060 of the Internal Revenue Code of 1986, as amended, or the regulations promulgated thereunder, so that the information reflected on such forms shall be consistent.

8.14	Payment of ETS Receivables.  Prior to, or contemporaneously with, the
     Closing, Seller shall pay to Buyer all amounts outstanding as of the Closing Date for services rendered by Buyer to Seller or Seller's agents and assigns on or before the Closing Date.

                                	ARTICLE 9

                	CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER
                           	AND THE SHAREHOLDERS

     The obligations of Seller and the Shareholders at the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, unless Seller shall have expressly waived such conditions in writing to Buyer:

9.1 	Representations and Warranties.  The representations and warranties of
     Buyer contained in this Agreement shall be true and correct on and as of the Closing Date.

9.2 	Opinion of Counsel.  Seller shall have received an opinion of Conner &
     Winters, a Professional Corporation, dated the Closing Date, substantially in the form of Exhibit "C" hereto.

9.3	Secretary's Certificate.  Seller shall have received from Buyer a
Certificate of the Secretary or Assistant Secretary of Buyer setting forth a copy of the resolutions adopted by the Board of Directors of Buyer authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated herein, and authorizing all necessary and proper corporate action to enable Buyer to comply with the terms and conditions of this Agreement.

9.4	Covenants of Buyer.  Buyer shall have performed all of its obligations and agreements hereunder to be performed at or prior to the Closing.

9.5	Execution of Documents.  The valid and binding execution and delivery by Buyer at Closing of all documents and instruments identified herein and attached hereto, including, but not limited to, the documents and instruments referred to in Article 7 hereof.


                             	ARTICLE 10

                           	INDEMNIFICATION

     Seller and the Shareholders, jointly and severally, agree to provide indemnification to the respective party as follows:

10.1	Indemnification by Seller.  Seller and the Shareholders, jointly and severally, shall indemnify and defend and hold harmless the Buyer and its officers, directors, employees and Affiliates, from and against and in respect of (a) claims, actions, suits, judgments, costs, expenses (including, but not limited to, reasonable attorneys' fees) and liabilities incurred or which may be incurred by Buyer, any of its officers, directors, employees or Affiliates with respect to or in connection with or arising out of Seller's ownership and/or operation of the Assets which accrue or relate to occurrences on or prior to the Closing Date, and (b) any damage, expense, cost, expenses (including, but not limited to, reasonable attorneys' fees), loss or deficiency resulting from any or all misrepresentation or breach of representation or warranty or nonfulfillment of any agreement on the part of Seller or Shareholders under this Agreement, or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by Seller or the Shareholders to Buyer hereunder. In addition, Seller and Shareholders, jointly and severally, will indemnify, defend and hold harmless Buyer and its officers, directors, employees and Affiliates from and against any and all claims, demands, suits, actions, liabilities, debts and obligations (and any and all expenses and costs incurred in connection with or in defending against same) arising out of or in connection with (i) the failure or alleged failure of Seller and/or Buyer to comply with any bulk sales law, as set forth in Section 2.8 herein, in respect of sale and transfer of the Assets pursuant to this Agreement; or
(ii) any liabilities or obligations of the Seller.

10.2	Indemnification by Buyer.  Buyer shall indemnify and defend and hold harmless the Shareholders and Seller from and against and in respect of claims, actions, suits, judgments, costs, expenses (including, but not limited to, reasonable attorney's fees) and liabilities brought against the Shareholders and/or Seller as a result of Buyer's operation of the Assets which accrue or relate solely to Buyer's actions after the Closing Date.

10.3	Notices and Defense of Claims.    The party seeking indemnification
under this Article 10 (the "Indemnitee") shall give the indemnifying party under this Article 10 (the "Indemnitor") prompt notice of any claims of third parties as to which the Indemnitee shall seek indemnification hereunder, and the Indemnitee shall forward to the Indemnitor any letter of claim, demand, summons, notice or complaint regarding claims of third parties. Indemnitee shall afford Indemnitor an opportunity to defend, at Indemnitor's expense, and Indemnittee shall have the right to participate, at its expense, and with counsel of its own choosing, in such defense. If Indemnitor shall not defend against any such claim on a timely basis, Indemnitee may defend against such claim using counsel selected by Indemnitee, but at Indemnitor's expense. Indemnitee will not make any settlement or payment with respect to any such claim without first obtaining written approval of Indemnitor, which approval shall not be unreasonably withheld, and if Indemnitor shall fail to respond to such request for approval within thirty (30) days after each written request therefore, it shall conclusively be presumed that such approval is given. Indemnitee and Indemnitor agree mutually to cooperate with one another in the defense against such claims. Seller and Shareholders agree that their respective rights under this Article 10 shall be represented by the same counsel for both Seller and Shareholders.


                             	ARTICLE 11

                	COVENANT NOT TO COMPETE AND DISCLOSE

11.1	Covenant Not to Compete and Disclose.  In connection with, and as consideration for, the purchase of the Assets from Seller and the goodwill in connection therewith, the Seller and each of the Shareholders hereby agree that each shall not, for a period of three (3) years from the date of this Agreement within the Rocky Mountain Region, directly or indirectly, by or for Seller or any of the Shareholders, or as an agent of another, or through others as its or their agents, or by and through any joint venture, partnership, corporation or other business entity in which Seller or any of the Shareholders own, manage, operate, control, or be connected with as an officer, employee, partner, director or consultant that competes with the Buyer in the transportation of hazardous waste and non-hazardous waste; provided, however, that this Section 11.1 shall not apply to the Seller's Bins which are transported by the Buyer pursuant to the terms of Section
2.4. For purposes of this Agreement, the term "hazardous waste" shall have the same meaning as defined in the Resource Conservation and Recovery Act of 1976, as amended, and the rules and regulations promulgated thereunder.

11.2	Confidential Information and Agreement Not to Solicit  Employees and
Customers. Except with respect to information which becomes publicly known other than through the Seller or the Shareholders, or is required to be disclosed by law or the order of a court of competent jurisdiction, Seller and each of the Shareholders hereby agree that each will not, for a period of three (3) years from the date of this Agreement, directly or indirectly, by or for itself, or as an agent of another, or through others as its or their agents, or by or through any joint venture, partnership, corporation, or other business entity in which any of them may own, manage, operate, control or be connected with as an officer, employee, partner, director or consultant, has a direct or indirect interest:

	(i)	use or disclose for Seller's or either of the Shareholders' benefit or the benefit of any other person or entity any customer lists, or identify any customers of Seller; or,

	(ii)	use or disclose any proprietary, secret or confidential information, knowledge or data relating to the Buyer or Seller and their respective businesses; or,

	(iii)	solicit or induce, or in any manner attempt to solicit or induce, any person employed by, or as an agent of, the Buyer to terminate his or her employment or agency with the Buyer; or,

	(iv)	solicit or induce, or in any manner attempt to solicit or seek to induce, or to bring about, promote, facilitate, or encourage (i) the discontinuance of any of the services of the Buyer by any past or present suppliers or customers of the Seller or (ii) any suppliers or customers of Seller not to use the services of the Buyer or be a supplier or customer to the Buyer.

11.3	Injunctive Relief.  Seller and each of the Shareholders acknowledge that the provisions of this Agreement are reasonable and necessary for the protection of the Buyer and that the Buyer will be irrevocably damaged if such covenants and provisions are not specifically enforced. Accordingly, the Seller and each of the Shareholders agree that, in addition to any other rights or relief to which the Buyer may be entitled, at law or in equity, in the form of actual or punitive damages, the Buyer shall be entitled to seek and obtain injunctive relief from a court of competent jurisdiction (without posting of a bond therefor) for the purposes of restraining Seller or either of the Shareholders from any actual or threatened breach of the provisions and covenants contained herein. Such right to injunctive relief shall be cumulative and in addition to any other remedies that the Buyer may have at law or in equity. If it becomes necessary for the Buyer to bring legal action against Seller or either of the Shareholders as a result of Seller's or either of the Shareholders' breach of any of the covenants contained in expenses in connection therewith (including, but not limited to, reasonable attorney's fees).

                               	ARTICLE 12

                             	MISCELLANEOUS

12.1	Receipts and Liabilities.  All monies, proceeds, receipts, accounts receivable and income attributable to the Assets for all periods of time on or after the Closing Date, shall be the sole property and entitlement of Buyer, and to the extent received by Seller, Seller shall hold such in trust for Buyer and shall fully disclose, account for and transmit same to Buyer promptly.

12.2	Notices.  All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first-class postage prepaid, to the following at the addresses indicated:

		To Buyer:			      Environmental Transportation Services, Inc.
						              1813 Southeast 25th Street
						              Post Office Box 36118
						              Oklahoma City, Oklahoma  73136
      						        Attention: President

		To Seller:		      Arthur E. Smith & Son Trucking, Inc.
						              2405 Waneka Lake Trail
						              Lafayette, Colorado  80026
						              Attention: Monte Smith

		To Shareholders:		Monte and Mary C. Smith
              						2405 Waneka Lake Trail
						              Lafayette, Colorado  80026
or to any other address that Buyer, Seller, or the Shareholders shall designate in writing.

12.3	Brokers.  Each party represents and warrants that all negotiations related to this Agreement have been carried on by the parties without the intervention of any broker. Each party agrees to indemnify, and hold the other party harmless against any claims for fees or commissions employed or alleged to have been employed by such party.

12.4	Amendment.  This Agreement shall not be amended, altered or terminated except by a writing executed by each party.

12.5	Governing Law.  This Agreement shall be governed in all respects by the law of the State of Oklahoma.

12.6	Headings.  The paragraph headings used in this Agreement are included solely for convenience, and shall not in any way affect the meaning or interpretation of this Agreement.

12.7	Entire Agreement.  This Agreement sets forth the entire understanding of the parties; further, this Agreement shall supersede and/or replace any oral or written Agreements relating to this subject matter entered into by the parties before the date of this Agreement, including that certain
Letter Agreement dated May 10, 1995.

12.8	Waiver.  The waiver by any party of any breach or breaches of any provision of this Agreement shall not operate as or be construed to be a waiver of any subsequent breach of any provision of this Agreement.

12.9	Binding Effect.  This Agreement, inclusive of its terms and provisions, shall survive the Closing and shall be binding on and inure to the benefit of, and be enforceable by, the respective heirs, legal representatives, successors, and assigns of the parties pursuant to its terms.

12.10	Expenses.  Except as otherwise expressly provided herein, the parties to this Agreement shall pay their own expenses and costs (including, without limitation, all attorney's fees) incurred in connection with this Agreement and the transactions contemplated hereby.

12.11	Severability and Reformation.  The parties hereto intend all provisions of this Agreement to be enforced to the fullest extent permitted by law. Accordingly, should a court of competent jurisdiction determine that the scope of any provision contained herein is too broad to be enforced as written, the parties intend that the court should reform the provision to such narrower scope as it determines to be enforceable. If, however, any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future law, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were never a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance.

		Buyer, Seller, and the Shareholders have executed this Agreement as of the 20th day of  July, 1995.

                          					  ENVIRONMENTAL TRANSPORTATION
					                            SERVICES,  INC.
                          					  ("Buyer")


 By:  /s/ Kerry Willingham
    Name:  Kerry Willingham

		Title: Vice President - Finance


     					ARTHUR E. SMITH & SON TRUCKING, INC.
            ("Seller")


      					By:  /s/ Monte W. Smith
              Name:  Monte W. Smith
            Title:   President

       					MONTE SMITH and MARY C. SMITH
            ("Shareholders")


   					    /s/ Monte Smith
            Monte Smith, individually


                         					   /s/ Mary C. Smith
					                            Mary C. Smith, individually







ISTE:\A-C\AMETECH\10Q\10Q-EX2.1AP